SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)1

                                 AUTOINFO, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    052777109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 23, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 052777109                     13D           Page 2 of 6 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                  (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                         PF
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                         / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                         920,700
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                      -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                      920,700
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                      -0-
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         920,700
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       / /
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         11.5%
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      14        TYPE OF REPORTING PERSON*

                         PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 052777109                     13D           Page 3 of 6 Pages
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     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN G. LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                  (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                        00
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                          / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
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 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                          920,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                      920,800
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                       -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        920,800
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        11.5%
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     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 052777109                     13D           Page 4 of 6 Pages
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                  This  constitutes  Amendment No. 8 ("Amendment  No. 8") to the
Schedule 13D filed by the undersigned on February 17, 1995, as amended (the "Schedule 13D"). This Amendment No. 8 amends or supplements the Schedule 13D as specifically set forth.

Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 920,700 Shares owned by Steel Partners II is $3,536,412. The Shares owned by Steel Partners II were acquired with partnership funds.

                  The aggregate purchase price for the 100 Shares owned by Warren Lichtenstein is $363.00. The Shares owned by Mr. Lichtenstein were acquired with his personal funds.

                  Items 5(a) and (c) are amended to read in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,018,752 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1997. As of the close of business on September 26, 1997, Steel Partners II beneficially owns 920,700 Shares of Common Stock, constituting approximately 11.5% of the Shares outstanding. Mr. Lichtenstein beneficially owns 920,800 Shares, representing approximately 11.5% of the Shares outstanding, by virtue of his authority to vote and dispose of the 920,700 Shares owned by Steel Partners II.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty (60) days by the Reporting Persons. All such shares were sold in open market transactions.

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CUSIP No. 052777109                     13D           Page 5 of 6 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997


                                          STEEL PARTNERS II, L.P.,

                                          By: STEEL PARTNERS, L.L.C.,
                                              general partner


                                          By: /s/ Warren G. Lichtenstein
                                              --------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer



                                         /s/ Warren G. Lichtenstein
                                         -------------------------------
                                             Warren G. Lichtenstein

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CUSIP No. 052777109                     13D           Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



         Shares of Common           Price Per            Date of
         Stock Purchased/Sold         Share             Purchase/Sale
         --------------------         -----             -------------

                             STEEL PARTNERS II, L.P.

        (1,800)                       2.3140                8/8/97

       (55,000)                       2.3141                8/8/97

       (10,000)                       1.9124                9/5/97

        (3,000)                       2.0062                9/8/97

       (10,000)                       1.8917               9/18/97

       (16,000)                       1.7824               9/23/97

      (117,000)                       1.6324               9/24/97




                               WARREN LICHTENSTEIN

                                      None.